EXHIBIT 99.1

Tekmira Announces USPTO Issuance of Key Patents Broadly Covering LNP Formulations and Mitigation of Immune Stimulation

VANCOUVER, B.C., Feb. 9, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that the United States Patent & Trademark Office (USPTO) has recently issued two key patents expanding its intellectual property portfolio: one covers its lipid nanoparticle (LNP) delivery technology (U.S. Patent No. 8,058,069), and the other covers the chemical modification of siRNA to mitigate immune stimulation (U.S. Patent No. 8,101,741).

"We believe Tekmira is central to the emerging success of RNAi therapeutics. This is illustrated once again by the recently granted '069 patent, which broadly covers LNP formulations. Notably, we believe all LNP-based RNAi therapeutic products currently in clinical development fall under this patent," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We continue to innovate and to protect all aspects of our proprietary LNP technology, which is the gold standard in siRNA delivery. Mitigating the immune stimulatory properties of siRNA is essential for the success of RNAi therapeutics, and the recently granted '741 patent adds to Tekmira's growing portfolio of intellectual property covering methods of mitigating siRNA immune stimulation through chemical modification," added Dr. Murray.

With the issuance of U.S. Patent No. 8,058,069, the USPTO has granted claims covering certain ratios of lipids used in Tekmira's LNP formulations, which have shown to impart increased drug activity and improved tolerability of the formulations in vivo, which result in a significant increase in the therapeutic index as compared to other compositions.

With the issuance of U.S. Patent No. 8,101,741, the USPTO has granted claims covering the chemical modification of siRNA sequences to prevent immune stimulation. This intellectual property is based on research by Tekmira scientists regarding the stimulation of the innate immune system by nucleic acids, including siRNA.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's ratio of lipids in LNP formulations and chemical modification of siRNA to mitigate immune stimulation; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; and the use of lipid nanoparticle (LNP) technology by Tekmira's collaborative partners and licensees.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the effect of the USPTO issuance of patents covering Tekmira's ratio of lipids in LNP formulations and chemical modification of siRNA to mitigate immune stimulation; LNP's status as a leading RNAi delivery technology and the dominant position of Tekmira's technology in the field of nucleic acid delivery; the use of LNP technology by Tekmira's collaborative partners and licensees; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that chemical modification of siRNA may not mitigate immune stimulation; the possibility that other organizations have made advancements in nucleic acid and RNAi delivery technology that Tekmira is not aware of; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira's internal development programs and the programs of its partners and licensees will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca